Mr. H. Roger Schwall
United States Securities and Exchange Commission
June 23, 2014

June 23, 2014

VIA E-MAIL and FEDEX
H. Roger Schwall
Assistant Director
Office of Natural Resources
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NW
Washington, D.C.  20549-7010

RE:	SEC Comment Letter dated June 9, 2014
ERHC Energy, Inc.
Form 10-K for Fiscal Year Ended September 30, 2013
Filed December 23, 2013
Response dated May 6, 2014
File No. 0-17325

Dear Mr. H. Roger Schwall:

In connection with your review of ERHC Energy, Inc.’s (“ERHC” or the “Company”) Form 10-K for Fiscal Year Ended September 30, 2013 filed December 23, 2013 (“10-K”) we respectfully submit the following response to the comment included in your letter dated June 9, 2014.

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2013

Exhibits

Comment 1

We note your response to prior comment 1, including your statement that you intend to submit a summary of the production sharing contract with the Government of Chad. Please tell us what consideration you have given as to whether you are required to file an English translation of the contract. Refer to Rule 306(a) of Regulation S-T and Rule 12b-12(d) of the Exchange Act. In that regard, please provide your analysis as to whether your business is substantially dependent on such production sharing contract.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
June 23, 2014

Response

Section 232.306 of Regulation S-T provides that if a filing or submission requires the inclusion of a document that is in a foreign language, a party must submit instead a fair and accurate English translation of the foreign language document in accordance with Section 230.403(c) or Section 240.12b-12(d) of this chapter.  Both Section 230.403(c) and Section 240.12b-12(d) provide a framework for determining whether a party may file or submit an English translation of a required foreign language document, or an English summary of a required foreign language document.  An English translation must be submitted when the foreign language document consist of contracts upon which a filer’s business is “substantially dependent” see Section 230.403(c)(2)(v) and Section 240.12b-12(d)(2)(v).  Given the foregoing, the question with regard to the manner of the Company’s filing or submission of its production sharing contract with the Government of Chad (the “PSC”) is whether the Company’s business is “substantially dependent” upon said contract.

It is the Company’s opinion that the Company’s business is not “substantially dependent” upon said contract.  The Company to date has generated no direct revenue from the PSC.  In the early stage exploration business revenue is not generated from simply entering into a production sharing contract with a sovereign country.  Near term revenue can be generated through accompanying farmouts of participating interest in production sharing contracts, which we have submitted to the SEC in similar instances.

Further, S-K Item 601(b)(10)(ii)(B) describes a contract upon which the registrant’s business is substantially dependent as continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.  (1) The PSC is not a continuing contract to sell anything, (2) the PSC is not a continuing contract to purchase anything, and (3) the PSC is not a license or agreement to use unique intellectual property of the Company.  The PSC simply authorized the Company to conduct hydrocarbon exploration.  Note that any and all deposits of solid, liquid, or gaseous hydrocarbons contained at the surface or under the surface of the territory of the Republic of Chad generated during hydrocarbon exploration are and shall remain the exclusive property of the State.

It is the Company’s judgment that to be “substantially dependent” for the purposes of Section 230.403(c)(2)(v) or Section 240.12b-12(d)(2)(v), implies that ERHC’s ability to remain a “going concern” would be in question if the PSC were not in place.  If the PSC were terminated the company would continue to rely its farmout agreements currently in place.

As noted above the Company is not financially dependent upon the PSC in and of itself, and the PSC is not a contract to sell anything, purchase anything, or use unique intellectual property in anyway.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
June 23, 2014

Given the foregoing, we believe that an English summary of the PSC would convey to investors the important elements of the PSC.

Company Acknowledgements

In accordance with the instructions contained within the Comment Letter, ERHC acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Contact Information

If you have any questions or need any additional information, please contact me.

Sincerely,

/s/ Sylvan Odobulu

Sylvan Odobulu
Vice President
713 626 4700

SO:rls